Exhibit 99.1

FEMSA Forward

Focused Leadership in Retail & Beverages

FEMSA achieves two key milestones in the execution of FEMSA Forward

Monterrey, Mexico, June 6, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced that it has reached two key milestones in certain transactions set forth in its FEMSA Forward strategy, as laid out in February of this year:

•	Divestiture of FEMSA’s remaining investment in Heineken.

o	Following a series of market transactions, FEMSA has divested its minority investment in Heineken N.V. and Heineken Holding N.V., retaining only a residual amount of shares to meet its obligations under its already issued Exchangeable Bonds.

•	Definitive agreement to divest FEMSA’s minority stake in Jetro Restaurant Depot.

o	Subject to customary closing conditions, FEMSA will receive total cash consideration of US$1,400 million, with approximately US$467 million payable at closing in the second quarter of 2023, and the remainder payable over a two-year term.

As announced in February of this year, FEMSA Forward laid the path for FEMSA to maximize long-term value creation by becoming a highly focused platform built on its three core business verticals: Retail, Coca-Cola FEMSA, and Digital. To achieve such a structure, FEMSA committed to several important initiatives, and last week FEMSA successfully completed two of them under favorable terms and conditions, generating significant value for FEMSA.

Daniel Rodríguez Cofré, FEMSA’s Chief Executive Officer, commented:

“Less than four months ago and following the definition and approval of FEMSA’s long-range plan, we communicated our conviction that the best way to continue creating value at FEMSA is through a structure that focuses solely on our core business verticals, where we have built leading platforms, and that have proven capabilities, financial strength, and dynamic avenues for growth.

Last week, we announced the completion of two important steps on the path to that structure. Our team executed these complex transactions with determination, speed, and excellence, realizing positive results for our shareholders and moving us closer to our objective.”

FEMSA’s management team continues to work diligently to execute the rest of the strategy as directed by FEMSA’s Board of Directors, while continuing the strong operating momentum and solid performance seen through the beginning of the year.

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Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	June 6, 2023	| Page 1

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	June 6, 2023	| Page 2